Exhibit 99.4

FANG HOLDINGS LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING CLASS A ORDINARY SHARES OF

FANG HOLDINGS LIMITED

Please refer to the reverse side of this card for the Resolution to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN
Resolution 1.

Address change	Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.

Sign below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

FANG HOLDINGS LIMITED

AGENDA

Matter for Discussion:

Ordinary Resolution

1.	Be it resolved as an ordinary resolution to ratify the appointment of MaloneBailey, LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2020.

FANG HOLDINGS LIMITED

JPMorgan Chase Bank, N.A., Depositary

PO Box 64506, Saint Paul MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of Fang Holdings Limited (the “Company”) will be held at 10:00 a.m. (Beijing time), on Friday, December 31, 2021, at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China, for the purpose set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolution to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s Resolution. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), December 29, 2021. Only the registered holders of record at the close of business on December 20, 2021 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Class A Ordinary Shares of the Company, of record on December 20, 2021, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Class A Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given.

To view the AGM Notice of Meeting and Proxy Statement, please visit http://ir.fang.com

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on December 29, 2021.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.